SCHEDULE 13E-3


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


      (Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934)


                       LINCOLN INTERNATIONAL CORPORATION


                         Filed by Lee Sisney, President


                              No-Par Common Stock


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction; passed upon the merits or fairness of this transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representations by any parties to the contrary is a criminal offense.


                         Commission File Number 0-0767


                     Address Notices and Correspondence to:

                                 Ronda S. Paul
                              408 W. Sixth Street
                           Lexington, Kentucky 40508

                                 (859) 255-9388

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION


     (a) Lincoln International Corporation is the issuer and the principal executive offices are located at 2300 Greene Way, Suite 201, Louisville, Kentucky 40220. The company's telephone number is (502) 671-0010.

     (b) The securities which are the subject of this Rule 13e-3 transaction are the issuer's no par value common stock of which there are presently 8,787 issued and outstanding shares held by 389 shareholders.

     (c) These securities are traded over the counter with only sporadic trades. The stock is quoted on the OTC Bulletin Board. The range of high and low bid prices for the past eight quarters is:

               Fourth Quarter (2000)                    140                  140
               First Quarter (2001)                     160                  160
               Second Quarter (2001)                    160                  160
               Third Quarter (2001)                     120                  120
               Fourth Quarter (2001)                    120                  120
               First Quarter (2002)                     120                  120
               Second Quarter (2002)                    160                  150
               Third Quarter (2002)                     160                  150

Note: During the past year only twenty (20) shares of Lincoln International Stock have traded and ten (10) of those trades occurred at a price of $120 per share.

     (d) Lincoln International Corporation has paid no dividends during the past two years. There are no restrictions on the Company's ability to pay dividends other than the need to retain earnings to finance the growth of its relatively new business of providing accounting services to small businesses.

     (e) Neither Lincoln nor any affiliate has made any public offering of securities during the past three years. (f) Neither Lincoln nor any affiliate has made any purchases of such securities during the past three years.

ITEM 2.  IDENTITY AND BACKGROUND

         The filer of this statement is the issuer of the no-par common shares which are the subject of this Rule 13e-3 transaction.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

         Over the past year and a half the cost of being a public company have increased substantially. Since Lincoln is still operating at a volume of business below breakeven in the accounting services business it entered when it affiliated with Accounting USA several years ago, all means of reducing expenses are being considered. The directors do not feel that the costs of remaining a public company are balanced by any significant benefit to shareholders whether affiliated or not. The accounting, filing and other expenses related to being a public company of about $5 per share per year could be reduced by about two-thirds as a private company. Therefore, the directors decided to attempt to position the Company so that it might take advantage of the cost savings associated with going private. The desire to so position the Company was discussed with legal counsel who recommended a Reverse Stock Split in the ratio of three old shares to one new share. Although management did not believe that Lincoln shareholders had any desire to remain such, it was decided that the Proposal to Reverse Split the shares of Lincoln should include a provision that would allow any shareholder who would otherwise be frozen out (e.g., holding of less than three shares) to remain a shareholder by acquiring a sufficient interest in a new share that when combined with his present holding would entitle him to one whole new share. The price of $120 was decided upon as the value per share of old stock and the value of a one-third interest in the new shares.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) This Rule 13e-3 transaction is a reverse stock split which shall be voted upon at the issuer's annual meeting to be held December 6, 2002. The shares will be reverse split in the ratio of three old shares to one new share. Fractional shares will be purchased by the issuer at a price of $120 per old share, or for those shareholders who wish to remain shareholders but who presently own only one or two shares, the issuer will allow them to buy from the Company rights to acquire old shares at a price of $120 per share sufficient to enable the shareholder to obtain one new share. There are no appraisal rights granted to shareholders who dissent in this type of transaction.

     (b) The only differential treatment of shareholders relates to the special provision for those who own only one or two shares at present. These shareholders will be allowed to purchase rights as described above enabling them to remain shareholders after the reverse split if they so choose.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

         The primary purpose of the proposed reverse split to be presented for shareholder consideration at its annual meeting is to bring the number of shareholders below 300 so that the issuer will be able to elect to terminate its registration pursuant to Section 12(g) of the Act and become a private company.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     (a) The amount of funds to be used in this transaction are estimated to be less than $100,000 and will be generated internally.

     (b) The issuer will pay all expenses incurred in connection with this transaction and it is estimated that said expenses for filing, legal, accounting and printing costs will not exceed $25,000.

     (c) There will be no special solicitation or mailing other than in connection with the annual shareholder's meeting at which the proposal will be put to a vote.

ITEM 7.  PURPOSES, ALTERNATIVE, REASONS AND EFFECTS

     (a) The purpose of this Rule 13e-3 transaction is to reduce the number of shareholders below 300 to enable the issuer to elect to terminate its filing requirements under the Act.

     (b) No alternatives to the proposed reverse split have been considered.

     (c) This Rule 13e-3 transaction, a reverse split in the ratio of three old shares for one new share, was selected as the ratio most likely to attain the goal of bringing the total number of shareholders below 300.

     (d) As recited in the Resolution approved by the Board of Directors on August 29, 2002 recommending that this reverse split be approved by the shareholders at the issuer's annual meeting, it is estimated that terminating its filing requirements pursuant to the Securities Exchange Act would save the issuer $40,000 to $50,000 a year. The cost to the shareholders of course is the reduction in the information available to the market on the affairs of the issuer if an election to "go private" is made. This reduction in information would obviously impact the marketability of the stock. However, since there is so little trading done with respect to these securities (as noted earlier, only twenty shares have traded over the course of the past year), the cost of remaining a public company was deemed by the Board of Directors to be high compared to the benefits derived by shareholders. Recent increased accounting requirements have substantially increased the cost of being a public company. Since the Company continues to experience losses in operations, the need to reduce all expenses has become critical. If the Company elects to become a "private" company, the negative effect will probably be greater on the unaffiliated shareholders, since the affiliated shareholders are not as likely to sell individual shares of stock but rather a block of holdings which would in all likelihood be a negotiated transaction. The only immediate tax consequence of this transaction would be the individual gain or loss on fractional shares purchased by the issuer from shareholders as a result of this reverse split. The gain or loss will be determined by the difference between $120 per share and the shareholder's basis in that share. If the Company elects at some time in the future to go private and experiences a reduction in certain expenses, the losses would not be as great and the tax loss carry forward would be reduced.

ITEM 8.  FAIRNESS OF THE TRANSACTION

     (a) The issuer believes that this Rule 13e-3 transaction is fair to all security holders, both affiliated and non-affiliated. The Resolution recommending the Reverse Split was unanimously approved by the members of the Board of Directors (one of whom, Mr. Sisney, is an employee of the Company). The directors have attempted to accommodate any shareholder who would be removed unwillingly by allowing said shareholder to exercise the right to remain a shareholder at the $120 per share price the issuer would pay for fractional shares.

     (b) Trading in the Issuer's stock has been sporadic with only twenty shares changing hands in the market over the past year. Half of those shares traded at a price of $120 per share. The Company has been experiencing losses on operations from it's relatively new business endeavor of providing accounting services to small businesses. While Management believes that this business can be expanded sufficiently to make it profitable, it will take more time and success is certainly not assured. This makes putting a value on the Issuer's stock difficult. However, the $120 per share has been utilized as a "fair price" for all major transactions involving this stock in recent years and was the price utilized in last year's court-approved settlement (subject to a "fairness hearing") in Civil Action No. 3-99CV-178-S, Louisville, Kentucky. The fact that the Issuer will buy fractional interests or sell rights in new shares at that price indicates that Management believes it to be a fair price to all concerned whether affiliated or non-affiliated; whether the shareholders stay with the Company or accept payment for their scrip. Management also believes the price to be procedurally fair since individuals can either "sell" or "buy" at that price.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

         No reports, opinions or appraisals have been sought or received by the issuer with respect to the price of $120 per share as the price at which the issuer will either buy fractional interests or sell rights in new shares.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The following table presents the Executive Officers and Directors beneficial ownership of the securities that are the subject of this Rule 13e-3 transaction:

                                   SHARES BENEFICIALLY OWNED          PERCENTAGE
Thurman L. ("Lee") Sisney                  2,906                         33.1
President, Director

Richard Frockt                             1,208(1)                      13.7
Secretary, Director

Russell R. Roth                              165                          1.9
Treasurer, Director

Janet Clark Frockt                         1,207(1)                      13.7
Director

All Above as a Group                       5,486                         62.4

              (1) Richard Frockt is the beneficiary of a tax-deferred annuity which, in turn, is the owner of all the outstanding capital stock of Salina Investment LTD, the record holder of 1,208 shares. In addition, Janet Clark Frockt, the wife of Richard Frockt, is the beneficiary of a tax-deferred annuity which is the owner of Pyramid Securities LTD, the record owner of 1,207 shares. Mr. Frockt disclaims any beneficial interest in the shares to which Mrs. Frockt is beneficiary. Mrs. Frockt disclaims any beneficial interest in the shares to which Mr. Frockt is beneficiary. Further, the Ryan Jeffrey Frockt Trust, Sheldon Gilman, Trustee, is the owner of 600 shares of Lincoln International Corporation stock. Ryan Jeffrey Frockt is the legally emancipated son of Richard Frockt and Janet Clark Frockt, both of whom disclaim any beneficial interest in the shares to which Ryan Jeffrey Frockt is beneficiary.

     (b) There have been no transactions within the past sixty (60) days by any of the above parties. It is expected that the above ownership percentages will increase as a result of this transaction perhaps increasing to as much as 67% of the outstanding shares in the aggregate.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

         There are no contracts, arrangements or understandings with respect to the Issuer's securities in connection with this Rule 13e-3 transaction. However, Mr. Sisney, Mr. Frockt and Mrs. Frockt as individual directors voted in favor or recommending the Reverse Split to shareholders and all three as individuals presently intend to vote their holdings in favor of the Proposal which would ensure its passage.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

     (a) All of the executive officers and directors of the Issuer (who are enumerated in Item 10 above along with their direct holdings and beneficial interests in the issuer's securities) intend to vote their shares in favor of the proposal to reverse split the issuer's shares.

     (b) The executive officers are also directors and all directors voted to approve the Resolution recommending that the shareholders approve a three for one reverse stock split.

ITEM 13.  FINANCIAL STATEMENTS

         Complete financial information is available in the Issuer's July 31, 2002 10-K filing with the Commission which is incorporated by reference. This most recent 10-K will be included with the jAnnual Report and Information Statement in the materials to be mailed to the shareholders prior to the Annual meeting at which this proposal will be presented for approval.

ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         No persons or assets will be retained, employed, compensated or used to make recommendations or solicitations with respect to this Proposal to Reverse Split the Company's shares in the ration of 3-to-1.

ITEM 15.  ADDITIONAL INFORMATION

         There is no additional information to be furnished.

ITEM 16.  EXHIBITS.

         The Information Statement to be filed in conjunction with the Annual Meeting is filed herein as an Exhibit.

                                   SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       ______________________________________
                                       Thurman L. ("Lee") Sisney
                                       President


                                       Date: ________________________________

                                   RESOLUTION


WHEREAS, the costs of maintaining a public company are high (estimated at between $40,000 and $50,000 per year); and

WHEREAS, the Company's stock is thinly traded and has been for nearly twenty years; and


WHEREAS, it appears that the costs of remaining a public company outweigh the benefits derived by shareholders,

BE IT HEREBY RESOLVED that the following plan of reverse split be recommended to the shareholders for their approval at the Annual Shareholders Meeting to be held on December 6, 2002 at 2300 Greene Way, Louisville, Kentucky at which shareholders of record at the close of business on October 31, 2002 would be allowed to vote.


                         PROPOSED PLAN OF REVERSE SPLIT

         The no-par common shares of Lincoln International Corporation will be reverse split in the ratio of three old shares to one new share. All shareholders of record at the close of business on the date the reverse split is approved who hold only one or two old shares and would thus be frozen out will be granted a right to acquire from Lincoln a fractional interest in one new share such that when combined with their scrip will enable them to acquire one new share should they desire to remain Lincoln shareholders. Any scrip issued must be acted upon within sixty
         (60) days at the end of which period of time it shall expire and have no value.


IT IS THE STATED PURPOSE AND ALMOST CERTAIN RESULT of this reverse split to bring the number of Lincoln shareholders to below 300 thus enabling the Company to elect to become a private company.

BE IT FURTHER RESOLVED THAT;

         WHEREAS, the price of $120 per share has been utilized as a "fair price" for all major transactions involving Lincoln International stock in recent years; and

         WHEREAS. the price of $120 per share was utilized in a recent court-approved settlement (subject to a "fairness hearing") in Civil Action No. 3-99CV-178-S, Louisville, Kentucky;

         THEREFORE, the price of $120 per share ($360 per new share) will be utilized for the "fair market value" at which Lincoln will either purchase surrendered scrip or issue fractional interests in a new share to shareholders as called for by the above Plan.

                              INFORMATION STATEMENT

                       For Annual Meeting of Shareholders
                           To Be Held December 6, 2002


         This statement is furnished in connection with matters to be voted at the Special Meeting of Shareholders of Lincoln International Corporation ( the "Company") to be held at 10:30 a.m. on December 6, 2002 at the Company's offices at 2300 Greene Way, Suite 201, Louisville, Kentucky and at any and all adjournments thereof with respect to the matters referred to in the accompanying notice.. No proxies are being sought for this meeting since the directors of the Company in their individual capacities own or control 62.4% of the Company's voting shares. Each of the directors as an individual presently intends to vote in favor of both the selection of independent public accountant and approval of the Reverse Stock Split Proposal contained herein. Each director in his/her individual capacity also presently intends to vote in favor of each of the proposed directors for the coming year.

                    WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY.

                        VOTING SECURITIES AND RECORD DATE

         The No Par Common Stock is the only outstanding class of securities. Holders of record at the close of business on October 31, 2002 are entitled to notice of this Special Meeting and to vote at the meeting or any adjournment thereof. At the close of business on October 31, 2002 there were 8,787 shares of said No Par Common Stock issued, outstanding and entitled to vote. Each share of Common Stock entitles the holder thereof on the record date to one vote at the meeting.

                        QUORUM AND PRINCIPAL SHAREHOLDERS

         The presence, in person or by proxy, of the holders of a majority of the total of the outstanding shares ( 4,394) is necessary to constitute a quorum at the Annual Meeting. Approval of all matters specified in the Notice of Annual Meeting (or any other business properly coming before the meeting) will require the affirmative vote of a majority of the share present at the meeting.

         The following table sets forth, as of September 21, 2002, the number of shares of the Company's voting securities beneficially owned by directors, by all beneficial owners of more than 5% of said voting securities, and by all directors of the Company as a group:

                                    SHARES BENEFICIALLY OWNED         PERCENTAGE

Thurman L. ("Lee") Sisney              2,906                             33.1
President, Director

Richard Jay Frockt                     1,208 (1)                         13.7
Chairman of the Board, Director

Russell R. Roth                          165                              1.9
Treasurer, Director

Janet Clark Frockt                     1,207 (1)                         13.7
Director

All above as a Group                   5,486                             62.4

(1) Richard Frockt, a Director of the Company, is the beneficiary of a tax-deferred annuity, which, in turn, is the owner of all the outstanding capital stock of Salina Investment LTD, the record holder of 1,208 shares. In addition, Janet Clark Frockt, the wife of Richard Frockt and a Director of the Company, is the beneficiary of tax-deferred annuity, which is the owner of Pyramid Securities LTD, the record holder of 1,207 shares. Mr. Frockt disclaims any beneficial interest in the shares to which Mrs. Frockt is beneficiary. Mrs. Frockt disclaims any beneficial interest in the shares to which Mr. Frockt is beneficiary. Further, the Ryan Jeffrey Frockt Trust, Sheldon Gilman, Trustee, is the owner of 600 shares of Lincoln International Corporation stock. Ryan Jeffrey Frockt is the legally emancipated son of Richard Jay Frockt and Janet Clark Frockt, both of whom disclaim any beneficial interest in the shares to which Ryan Jeffrey Frockt is beneficiary.

BUSINESS HISTORY OF DIRECTORS

Thurman L. ("Lee") Sisney--Mr. Sisney is President of Lincoln International Corporation. He has a masters degree in Business Administration and a law degree from the University of Louisville and has been in private practice since 1980. Mr. Sisney has served as general counsel to the Finance and Administration Cabinet as well as counsel and legislative liaison to the governor of Kentucky. He has also served as general counsel and Deputy Commissioner of the Department of Agriculture. Mr. Sisney has been President of the Company since October 1994.

Richard Jay Frockt--Mr. Frockt is Chairman of the Board and Corporate Secretary of Lincoln International Corporation. Mr. Frockt has a B.S. in History from Western Kentucky University and a juris doctorate from the University of Louisville Law School. He was a capital partner with the law firm of Barnett and Alagia in Louisville until 1986, when he became the Chief Operating Officer of TMC Communications, a regional long distance telephone company in Santa Barbara, California. Mr. Frockt founded WCT Communications, Inc. in 1989. He served as Chairman of the Board and Chief Executive Officer of that company until 1995.

Russell R. Roth--Mr. Roth is Treasurer of the Company. Mr. Roth earned a B.S. in Economics from the University of Kansas and an MBA in Finance from the University of Michigan. He has served as Chief Financial Officer of Cessna Aircraft Company, which merged into General Dynamics Corporation in 1986. He then became Chief Financial Officer of Sotheby Holdings, Inc., an art auction company with headquarters in New York City. Mr. Roth founded Las Vegas Investment Report in 1993. This publication reported on and analyzed the gaming industry and was closed in 1999. Mr. Roth is currently President of Las Vegas Gaming, Inc., a gaming supply company.

Janet Clark Frockt--Mrs. Frockt has a B.A. in Dramatic Arts from the University of California at Santa Barbara. She has performed with the Wand'ring Minstrels Theatrical Group and Theatre A La Carte in Louisville, Kentucky. Mrs. Frockt is also the author, Assistant Director and Producer of the film "Dominant Positions", an original screenplay filmed for PBS.

The directors received no compensation for meetings. The travel expenses for 2001-2002 were $2,003. Thurman (Lee) Sisney received salary of $24,000 during the year ended July 31, 2002 as President of Lincoln International Corporation.


                               RECENT DEVELOPMENT

Brian McDonald, who served as Corporate Secretary of Lincoln International Corporation and Chief Executive Officer of Accounting USA, resigned to pursue other opportunities. Mr. McDonald formed Accounting Outsource Solutions, LLC to provide out-sourced accounting services to small businesses. In January 1999, Mr. McDonald and Lincoln International co-founded Accounting USA to continue and expand this business. The remaining members of the management team associated with Accounting USA activities, including the Operations Manager, the Director of Information Technology and the Director of Client Relations, will continue with the Company. The impact of the departure of Mr. McDonald on the future business prospects relative to these outsourced services to small and medium-sized businesses cannot be readily assessed. It is believed by Management that the remaining members of the management team can maintain the business already in place; and it is Management's intent to recruit someone to head the team who can continue to expand the client base. It should be noted, however, that Lincoln has no agreements in place to place restrictions on Mr. McDonald's future activities should he decide to join or form a competitor for outsourced accounting services. Mr. McDonald remains a shareholder in Lincoln International.


                            MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

         The above four (4) directors (Thurman L. Sisney, Richard Jay Frockt, Janet Clark Frockt and Russell R. Roth) are proposed as directors to serve until the Annual Meeting in 2003 and until any successors are elected and qualified.

APPROVAL OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         It is recommended by the Board of Directors that Potter & Company, LLP be engaged as the Company's certified public accountant for the next fiscal year.

APPROVAL OF PROPOSAL TO REVERSE SPLIT THE COMMON STOCK

         On August 29, 2002 the Board of Directors voted to recommend to the shareholders that the Company's No Par Common Stock be reverse split such that 3 of the existing ("old") shares would be converted into l share ("new"). Part of the proposed reverse split plan approved by the Board was the provision that those holders of ONLY fractional shares (who would be issued scrip representing their fractional interest, but would no longer be Lincoln shareholders) as a result of the reverse split could elect to either receive the fair value per share for any old shares represented by scrip or pay the same fair value per share to Lincoln to acquire a right to acquire a fractional interest in a new share that when combined with the scrip would allow the stockholder to obtain a whole new share as illustrated by the following:

Shareholder A has one share of the present Common Stock. He may elect to either surrender the scrip and receive $120 upon the surrender to the Company, or signify his intent to exercise his right to acquire from the Company a right to a two-third fractional interest in a new share for $240 (This fractional interest when combined with his scrip which represents a one-third fractional interest in a new share would entitle him to receive one whole new share).

Shareholder B has two shares of the present Common Stock. He may elect to either surrender the scrip and receive $240 upon the surrender to the Company, or signify his intent to exercise his right to acquire from the Company a right to a one-third fractional interest in a new share for $120 (This fractional interest when combined with his scrip which represents a two-third fractional interest in a new share would entitle him to receive one whole new share).

This provision of the Reverse Split plan approved by the Board of Directors is not intended as a capital raising provision, but rather as an accommodation to existing shareholders who wish to remain Lincoln International Corporation stockholders. Therefore, the election will only be available to shareholders who presently have only one or two shares. A copy of the Resolution is appended to this Information Statement.

Of course shareholders may acquire scrip from other shareholders. All scrip issued to shareholders as a result of the reverse split must be acted upon within 60 days by either being combined with other scrip or a right sufficient to receive a new share or submitted to the Company for redemption at the fair market price of $120 per old share represented by the scrip. After 60 days the scrip becomes void.

PURPOSE OF THE REVERSE SPLIT

It is the intent of the proposed reverse split to bring the number of shareholders below 300 so that the Company will be eligible for an election to "Go Private" and no longer be obligated to file reports with the Securities and Exchange Commission. These reporting requirements are designed to protect investors by providing both substantive safeguards and by making a substantial amount of information about the Company available to investors. If the Company were to achieve its goal and make the election, whatever market currently exists for the stock would be adversely affected, making the stock very illiquid. Shareholders should keep this in mind both when voting on the proposal. This should also be kept in mind when deciding to remain a shareholder if only one or two shares of Common Stock are presently owned.

BY ORDER OF THE BOARD OF DIRECTORS



_________________________
Richard Frockt, Secretary

August 29, 2002